EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED OP UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Quarter ended
	March 21,	March 23,
	2008	2007
Income from continuing operations before income taxes	$56	$42
Add (deduct):
Fixed charges	93	109
Capitalized interest	(3)	(2)
Amortization of capitalized interest	1	1
Minority interest in consolidated affiliates	6	4
Equity in earnings related to certain 50% or less owned affiliates	—	(2)
Distributions from equity investments	2	2
Distributions on preferred OP Units	(2)	(2)

Adjusted earnings	$153	$152

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$76	$94
Capitalized interest	3	2
Distributions on preferred OP Units	2	2
Portion of rents representative of the interest factor	12	11

Total fixed charges and preferred OP Unit distributions	$93	$109

Ratio of earning to fixed charges and preferred OP Unit distributions	1.6	1.4

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